Elisa D. Garcia C. Executive Vice President General Counsel

September 8, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., MS 03-08

Washington, D.C. 20549

Attention:            Cecilia D. Blye and Jack Guggenheim

Re:	SEC Comment Letter dated August 31, 2006

Domino’s Pizza, Inc.

Form 10-K for Fiscal Year Ended January 1, 2006

File No. 333-114442

Ladies and Gentlemen:

On behalf of Domino’s Pizza, Inc., a Delaware corporation (the “Company”), please find the Company’s responses to the comment letter to David A. Brandon of the Company, dated August 31, 2006 from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K (the “2005 10-K”).

For reference purposes, the Staff’s comments as reflected in the Staff’s letter of August 31, 2006, are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

General -

1.	It appears from information available in the public domain that you may have franchise agreement(s) covering Iran and Syria, and may have franchise operations in those countries. Your 10-K does not include any information regarding contacts with those countries. Iran and Syria are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions. Please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, if any, whether through franchisees, franchise agreements, subsidiaries, affiliates or other direct or indirect arrangements.

Domino’s Pizza · 30 Frank Lloyd Wright Drive · P.O. Box 997 · Ann Arbor, MI 48106-0997· 734-930-3678

RESPONSE TO COMMENT 1

The Company advises the Staff that it currently has a Master Franchise Agreement with Sovana, Inc. (“Sovana”) for a large portion of the Middle East, including Syria but not Iran. Sovana has the exclusive right to develop Domino’s Pizza stores in Saudi Arabia, Qatar, Oman, Bahrain, United Arab Emirates, Kuwait, Lebanon, Egypt, Syria, Morocco, Jordan, Tunisia, Yemen, Algeria, Pakistan, Iraq and Libya. The Master Franchise Agreement does not grant Sovana the right to develop Domino’s Pizza stores in Iran. Currently, neither Sovana nor the Company have any stores in Syria or Iran and do not have plans to open any Domino’s Pizza stores in either of those countries.

The Master Franchise Agreement does not authorize Sovana the right to open nor the power to grant any person the right to open a Domino’s Pizza store in Syria without the approval of the Company. The Company will not grant approval to open a Domino’s Pizza store in a country that has been identified as a state sponsor of terrorism. In addition, the Master Franchise Agreement provides that Sovana acknowledges that the Company is prohibited from doing business in certain countries included in the Master Franchise Agreement territory and that the rights granted under the Master Franchise Agreement include only those rights which the Company may grant.

2.	Discuss for us the materiality to you of your contacts with Iran and Syria, individually and in the aggregate, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Iran and Syria.

RESPONSE TO COMMENT 2

The Company advises the Staff that it has no contacts with Iran or Syria. The Company’s Master Franchise Agreement with Sovana, described above, grants development rights for many countries in the Middle East, including Syria, to Sovana, if and to the extent the Company can grant those

Domino’s Pizza · 30 Frank Lloyd Wright Drive · P.O. Box 997 · Ann Arbor, MI 48106-0997· 734-930-3678

rights. There are no Domino’s Pizza stores in Iran or Syria and there never have been any Domino’s Pizza stores in either country. Therefore, the contacts of the Company with Iran and Syria, individually or in the aggregate, are not material, either quantitatively or qualitatively.

Closing Comments -

The Company hereby acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require further information, please call the undersigned at 734-930-3678.

Very Truly Yours,

/s/ Elisa D. Garcia C.
Elisa D. Garcia C.
Executive Vice President and
General Counsel cc: David A. Brandon

Domino’s Pizza · 30 Frank Lloyd Wright Drive · P.O. Box 997 · Ann Arbor, MI 48106-0997· 734-930-3678